January 30, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Komul Chaudhry and Benjamin Meeks

Re:	Discover Funding, LLC

Discover Card Execution Note Trust

Discover Card Master Trust I

Registration Statement on Form SF-3

File No. 333-283276, 333-283276-01 and 333-283276-02

Ladies and Gentlemen:

On behalf of Discover Funding, LLC (the “Depositor”), Discover Card Execution Note Trust (the “Issuing Entity”) and Discover Card Master Trust I (the “Master Trust”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 5:00 p.m. (Eastern time) on January 31, 2025 or as soon as thereafter practicable.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

DISCOVER FUNDING, LLC

By:	/s/ Patricia S. Hall
Name:	Patricia S. Hall
Title:	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)